ADURO CLEAN TECHNOLOGIES INC.

Management Discussion & Analysis

For the three months and year ended May 31, 2025

(Expressed in Canadian Dollars)

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months and year ended May 31, 2025

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Aduro Clean Technologies Inc. (the "Company") should be read in conjunction with the Company's audited financial statements for the year ended May 31, 2025, and the accompanying notes thereto (the "Financial Statements"), which have been prepared in accordance with IFRS Accounting Standards ("IFRS"). The MD&A has been prepared as of August 27, 2025, pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of the Canadian Securities Administrators ("CSA").

All dollar amounts are expressed in Canadian dollars. This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-IFRS measures (the "Non-IFRS Measures"). Refer to "Cautionary Statement Regarding Forward-Looking Statements" and "Cautionary Statement Regarding Certain Non-IFRS Performance Measures" included within this MD&A. This MD&A and the Company's annual audited financial statements and other disclosure documents required to be filed by applicable securities laws have been filed in Canada on SEDARPLUS at www.sedarplus.com. Additional information can also be found on the Company's website at https://adurocleantech.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" that reflect the Company's current expectations and projections about its future results. Forward-looking statements are statements that are not historical facts, and include, but are not limited to: estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, capital raising initiatives, the impact of industry and macroeconomic factors on the Company's operations, and market opportunities; and statements regarding future performance. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, including those identified by the expressions "considers", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "will", "intends", and "estimates". By their very nature forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Geopolitical uncertainties and disruptions in supply-chains have cast uncertainty on each of the underlying assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company's business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to receive equipment in a timely fashion due to delays in supply chain, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, and potential future decreases in revenue or profitability of the Company's ongoing operations.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties, and other factors, most of which are difficult to predict and are generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to, those set forth under "Risks and Uncertainties" below. Forward looking statements in this MD&A include, but are not limited to, the plans of the Company to implement a business model of licensing, royalties and research and development ("R&D"); the intention of the Company to achieve monetization of its clean energy platform by implementation of its business model, thereby reducing its need for cash while enabling an expedient path to commercialization; the Company's plan to develop commercial partnerships by means of demonstration projects; the Company's plans to capitalize on significant growth potential in the clean energy technology sector through the advancement and commercialization of the Company's proprietary technology; the Company's plans to continue to raise equity financing in order to execute its business plan, maintain a strong capital base and safeguard the Company's ability to continue as a going concern such that it can provide future returns for shareholders and benefits for other stakeholders; the Company's plan to engage potential partners and customers through demonstration projects; and the Company's plan to develop, build and supply a pre-commercial pilot plant as a necessary step in it's commercialization program.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations and projections. In particular, risk that could change or prevent these statements from coming to fruition include, but are not limited to, that the Company may be unable to implement its business model as anticipated or at all due to a variety of reasons, including lack of future financing and capital, changes in technology or due to competition; the Company may be unable to achieve commercialization of its technology for various reasons; the Company may fail to develop significant commercial partnerships and competitors may offer more attractive products or alternatives; the Company may be unable to engage any potential partners or customers through demonstration projects; the Company may be unable to develop, build and supply a pre-commercial pilot plant; the clean energy technology sector may not develop as anticipated or the Company's technology may otherwise become obsolete; and the Company may be unable to raise additional financing in order to advance its business or continue operations until it can generate significant revenues.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities law.

The forward-looking statements contained herein are based on information available as of August 27, 2025.

Cautionary Statement Regarding Non-IFRS Performance Measures

This MD&A makes reference to certain Non-IFRS financial measures that are used by management to evaluate the Company's performance which are commonly used by financial analysts in evaluating the financial performance of companies, including companies in the technology industry. Accordingly, we believe that the Non-IFRS Financial Measures may be useful metrics for evaluating the Company's financial performance, as they are measures that we use internally to assess the Company's performance, in addition to IFRS measures. Readers are cautioned that the Non-IFRS Financial Measures do not have a standardized meaning and should not be used in isolation or as a substitute for net (loss) income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with IFRS.

OPERATIONS PROGRESS AND OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections entitled "Cautionary statement regarding forward-looking statements" and "Risk Factors".

The Aduro operations plan for calendar year 2024 was to enable a significant uplift for its HydrochemolyticTM technology development by moving the technology from lab-scale batch reactors into bench-scale, continuous-flow technology demonstration processing units. These new units support the Company's commercialization program and provide the necessary tools to accelerate stakeholder engagement and the building of a commercial pipeline for its platform technology.

To accommodate its growth, the Company also commenced an expansion of its laboratory facilities in calendar year 2023, which was completed in calendar year 2024. The laboratory expansion aligns with the Company's growth, increases the Company's pilot space, accelerates its research and scaleup capabilities, and increases its capacity to host potential customer trials and demonstrations.

As of the date of this MD&A, the status of the facilities and equipment is as follows:

  Continuous-flow technology demonstration reactor unit for processing end-of-life plastics is operational and generating key data.

  Continuous-flow technology demonstration reactor unit for upgrading bitumen is operational and generating key data.

  The expanded laboratory facilities in London Ontario are complete and operational.

The Company is well positioned with the necessary tools to realize its calendar year 2025 plans with a focus on expanding stakeholder engagement while advancing the Company's commercialization interests.

The Company's main goals for calendar year 2025 are as follows:

  Commission the Company's Next Generation Process ("NGP") pilot plant for end-of-life plastic. The development phase has already started with the project plan and commissioning expected in calendar year 2025.

  Complete the basic design of the Company's Commercial Demonstration plant.

  Continue to progress the ongoing technology evaluation projects, solidifying key relationships, and completing initial project scope in preparation for discussions including expanded project scope and collaboration projects.

  Accelerate and expand its customer and industry partner engagement by continuing to provide technology demonstrations, data analysis, and customer trials, with the aim of gaining access to diverse real-world feedstocks and understanding of the unique customer needs, and solidifying a future commercial pipeline of projects.

  Continue to build on the Company's strong patent portfolio. Continued refinement of chemical and process technology will further enhance company capability to implement and optimize commercial solutions, significantly expanding its intellectual property in the form of proprietary know-how and filings of new patent applications.

BUSINESS PARTNERS AND AGREEMENTS

As part of its strategic planning, the Company has set stakeholder engagement, through technology demonstration, customer trials, and research projects, as one of its key goals to support and advance its commercialization program.

A main component of this strategic approach is connecting with prospective customers on its path towards the commercial development of its technologies through the Company's established Customer Engagement Program ("CEP"). These prospective customers and partners include petrochemical companies, waste management companies, users of plastic goods such as packaging for fast-moving consumer goods, and resource companies.

A primary objective of the customer engagement program is to provide the Company with guidance for the development of its technologies and to access complementary knowledge within larger, established operating companies.

The Company's Customer Engagement Program has three successive stages as follows:

  Technology evaluation - prospective customers are evaluating the benefits of our technology.
  Collaboration - prospective customers are provided with a more in-depth understanding of our technology with possible customization for their specific needs.
  Commercialization - customers will commit to commercial projects pursuant to definitive agreements.

Each of the three CEP stages can have multiple phases with varying timelines depending on the agreed scope of work with each participant. While we have been successful with these engagements for the evaluation of our technology so far, and we currently have one engagement in the collaboration stage of the CEP and are in discussions with other prospective customers to move to the collaboration stage, we currently do not have any commercial partnership agreements in place. As of the date of this MD&A, there are no guarantees that any subsequent definitive partnership agreements will result from any of our existing relationships with prospective customers.

As of the date of this MD&A, the ongoing CEP participants, were as follows:

Switch Energy Corp.:

On March 29, 2022, the Company announced that it has entered a letter of intent with Switch Energy Corp. ("Switch") with the purpose of developing, building, and supplying a pre-commercial pilot plant to convert waste agricultural polyethylene into high-value products. Switch is a recycler and operator participating in Canada's agricultural and industrial film recycling program by owning and operating the largest collection program for agricultural waste in the province of Ontario.

The project is a stage-gated plan with three main phases. The first includes design and development of a pre-processing operation support testing and optimization of feedstock preparation for subsequent upcycling in a configured HCT process system. Next is the design, construction, and commissioning of the pilot plant. In the third phase, the validated designs from the first two will be integrated and upscaled into a post-pilot commercial system. Thorough study and demonstration of HCT technology for upcycling the real-world waste polyethylene was completed in mid-2023, permitting migration of the project into the process development to the continuous-flow reactor where efforts now are directed at finalizing a rigorous model to support engineering of the commercial process.

The engagement with Switch has already yielded concrete benefits directed towards the Aduro scaleup program. However, with the retirement of Switch's founder and the signing of the Memorandum of Understanding (MOU) with Cleanfarms, a Canadian producer responsibility organization with a mandate to manage agricultural plastics across Canada, in May 2025, the Company has shifted its attention in the agriculture waste sector to engaging with the producer responsibility organization. This shift amplifies the Aduro ability to reach a larger number of organizations in the agriculture plastic waste sector and to secure a stable rate of feedstock for its future commercial application. Additionally, this strategy is more inline with the direction the Canadian government is taking with regards to regulations and standardising a framework across Canadian provinces for dealing with waste in general and agriculture waste plastic in particular. The Company does not intend to pursue the Switch letter of intent further.

Shell GameChanger:

On November 3, 2022, the Company announced its successful selection and acceptance into the Shell GameChanger Program to apply Aduro Hydrochemolytic technology for producing sustainable naphtha cracker feedstock from polyethylene, polypropylene, and polystyrene, individually or on a mixed-feed basis. Shell GameChanger is an accelerator program designed to partner with businesses to deliver innovative solutions that have the potential to drastically impact the future of energy and the transition to net-zero emissions.

To support the project, Shell contributes non-dilutive funding with the contribution payments being spread over six project phases, each and its associated payment being contingent on meeting the objectives of the previous. In addition, Shell will provide technical expertise to help Aduro develop reliable process designs and optimize the Hydrochemolytic technology for commercial implementation. Shell GameChanger will also mentor Aduro in developing its commercial strategy and market position.

On September 5, 2023, the Company announced that it had passed the project midpoint as part of the Shell GameChanger program and is underway with the tasks outlined for phase four. The tasks outlined for the first three phases involved evaluating the performance of HCT using pure and mixed plastic feeds, measuring the impact of HCT when contaminants are present, and understanding and optimizing the key additives in the process for effectiveness and economics. All three phases achieved results that met defined performance targets. During phase four, Aduro will demonstrate HCT efficiency in continuous-flow operation with emphasis on operability and product quality. Additionally, Aduro will examine process transitions from batch to continuous-flow and evaluate 'tunability' to maximize naphtha cracker feed yield.

The GameChanger project is ongoing but approaches finalization. Planning and discussions with Shell GameChanger are currently underway to determine project conclusion followed by an expected formal graduation from the program.

TotalEnergies SE:

On October 11, 2023, the Company announced the addition of a new participant to its Customer Engagement Program ("CEP"). The confidential participant is a large global petrochemical leader with significant influence in the chemicals and plastics sector that extends into the global energy market. As part of the paid engagement, the participant will contribute funding to support the work being conducted by Aduro while also providing the opportunity for Aduro to perform analysis and experimentation using diverse waste polymers sourced from different locations and businesses across the world, each with varying compositions and contaminant levels.

On November 30, 2023, the Company announced the expansion beyond the initial testing with the CEP participant mentioned above, which includes testing a more diverse range of waste plastic materials, specifically targeting those with higher concentrations of PET, polyurethane, metals, and other challenging contaminants. This testing expansion indicated the participant's interest in assessing the broader capabilities of our technology. The expanded scope provides important data that will support our development and scaleup program as well as increase the respective project funding committed for phase one testing.

On July 30, 2024, the Company announced it entered into a Research and Development (R&D) strategic collaboration with the no-longer confidential CEP participant, TotalEnergies SE. This collaboration follows technical evaluations announced previously and underscores the growing interest in the Company's Hydrochemolytic Technology (HCT). The Collaboration, which is expected to span over twelve months, will focus on a more diverse range of waste plastic materials, particularly those with higher concentrations of polyolefins, polyurethane, metals, and other challenging contaminants. The project aims to establish process parameters to manage these variable, hard-to-recycle feedstocks, optimize the process design and operating conditions, and lay the groundwork for commercial scaleup. TotalEnergies will provide both financial and in-kind support, including access to technical resources. This collaboration aims to lay the groundwork for a commercial process, as well as to generate valuable data to assist the Company's technology development. The collaboration remains active under the framework of the multi-phase agreement with the final phase expected to be completed by end of year 2025.

Confidential Petrochemical Company:

On October 11, 2023, the Company announced the addition of another participant to its CEP. The participant is a major global petrochemical company with significant market presence in the Americas and worldwide. As part of the paid engagement, the participant has contributed funding to support the work being conducted by Aduro.

Since joining, the participant has provided multiple representative feedstocks for testing under HCT conditions. These feedstocks have been evaluated at Aduro facilities and through analysis conducted independently by the participant. Results of these studies have been encouraging, with the participant expressing particular interest in the quality of the product generated. This engagement remains active.

Multinational Food Packaging Company (MFP Company):

On March 5, 2024, the Company announced the onboarding of a leading, global multinational food packaging company ("MFP Company") to its CEP. MFP Company operates in over 15 countries and is a prominent player in the global food processing and distribution sector, boasting a portfolio of well‐known brands. At the core of its operations, MFP Company integrates environmental, social, and governance (ESG) principles, focusing on innovation and efficiency. The MFP Company is dedicated to recycling or recovering 90% of its solid waste and aims to reduce plastic use, increase the use of biodegradable and recycled materials, and minimize the use of virgin plastic. The technical evaluation project is focused on assessing the potential of HCT for recycling the MFP Company's plastic waste from food packaging. Through this project, the Company is conducting direct tests of HCT on the specific types of plastic waste produced by MFP Company with the objective of showcasing the technology's effectiveness and gaining a deeper understanding of the unique waste management challenges faced by the food industry.  The goal is to highlight the advantages of HCT to MFP Company and develop a customized chemical recycling solution to meet the specific needs for recycling food packaging plastic waste and position HCT as a viable solution for advanced recycling in the food industry. This engagement remains active.

GF Building Flow Solutions Americas:

On March 27, 2024, the Company announced the onboarding of a leading, multinational building materials company ("MBM Company") to our CEP. MBM Company has extensive manufacturing operations across over 20 countries and a global distribution reach. MBM Company is recognized for its vast range of building materials and is dedicated to promoting sustainability through material circularity, emphasizing the recycling and reuse of materials across its product lines covering infrastructure, energy systems, municipal sewer, ventilation, and water treatment. The engagement will begin with a technical evaluation project focused on assessing the potential of HCT for recycling cross-linked polymers, a key material in the client's product portfolio. Test samples will be sourced from waste streams at the client's production facilities.

On November 12, 2024, The Company announced its entry into a MOU with GF Building Flow Solutions Americas ("GF"), a leader in sustainable building solutions and global provider of Uponor-branded products. GF Building Flow Solutions Americas is one of the leading international producers of pipes used to move water for buildings and infrastructure, including pipes made of cross-linked polyethylene (PEX), which are commonly used in energy-efficient heating and safe plumbing due to their robustness, temperature resistance and longevity.

GF previously participated in the Aduro Customer Engagement Program (CEP) to conduct a phase 1 technical evaluation focused on assessing the potential of HCT for recycling cross-linked polymers. Initial results from this technical evaluation demonstrated that Aduro HCT has the unique ability to break down cross-linked polyethylene to raw material for the manufacture of ethylene. The MOU marks an important step as the two companies explore a pathway to a formal, structured collaboration to enhancing the ongoing GF effort to convert byproduct from Uponor production of PEX into valuable raw materials. This engagement remains active.

Cleanfarms Inc:

On May 8, 2025, the Company announced the signing of a MOU with Cleanfarms Inc. ("Cleanfarms"), which is known as AgriRÉCUP in Quebec. Cleanfarms is a Canadian Producer Responsibility Organization ("PRO") focused on agricultural waste management. The MOU outlines a multi-phase collaboration to evaluate the technical and economic feasibility of using Aduro Hydrochemolytic Technology as a potential commercial-scale solution for the chemical recycling of on-farm plastic waste that is currently difficult to manage through conventional methods. The MOU and respective collaboration aim to assess the potential of HCT to convert difficult-to-recycle agricultural plastics into usable hydrocarbon products, supporting improved diversion, resource recovery, and circularity in the farming sector.

Cleanfarms operates within Extended Producer Responsibility frameworks in several Canadian provinces and works with more than 200 member companies and a network of over 2,000 collection sites to ensure these materials are responsibly managed. In 2023 Cleanfarms achieved an 87% recovery rate for pesticide and fertilizer containers under 23 litres, reflecting the effectiveness of its programs and the commitment of Canadian farmers to environmental practices. These capabilities make Cleanfarms a critical partner in enabling real-world evaluation of Aduro Hydrochemolytic Technology, which has demonstrated strong performance on contaminated and mixed-polymer feedstocks.

As of the date of this MD&A, other stakeholder engagements, including research, feedstock supply and logistics, and engineering were as follows:

Brightlands and Chemelot Innovation and Learning Labs:

On November 2, 2021, the Company announced that it has entered into discussions with Brightlands Chemelot Campus ("Brightlands"), an international shared innovation community located in Limburg, the Netherlands, to partner and develop the Hydrochemolytic technology for the chemical recycling of waste plastic.

The collaboration's likely objective will be to initiate a project to complete an installation that applies the HCT to demonstrate, on a tons-per-day scale, the conversion of a mixture of waste plastics to useful feedstock for chemical processes. Interest in this project by Brightlands is a result of its comprehensive review of Aduro HCT, which identified the possibility that HCT provides distinct advantages over traditional pyrolysis for transforming mixtures of waste plastics into valuable, high-purity products, such as value-added chemicals or feedstock for the production of virgin polymers.

Aduro and Brightlands continue to engage in discussions and Aduro provides regular updates on its operational progress. Both organizations continue to evaluate the optimal strategy and timeline for the potential partnership and related project based on Aduro strategic goals. Commissioning in 2025 of the Aduro Next Generation Process pilot plant for end-of-life plastic in the Company's facilities in London Ontario, will enable the Company to host additional projects with Brightlands and its members.

On March 2, 2023, the Company announced that it entered a partnership with Chemelot Innovation and Learning Labs (CHILL) for an experimentation program at the Brightlands Chemelot Campus in Geleen, the Netherlands, the purpose being to support optimization of NGP and to accelerate commercialization. The Company provides financial support to CHILL through a Platinum Partnership and in return receives access to skilled researchers, specialized equipment for testing and analysis of data, and additional services including access to CHILL partner events and public relations campaigns. This project was completed in December 2024 and the data generated by the project was combined with other Aduro research programs to support its strategic goals.

Aduro continues to evaluate opportunities for further collaboration at Brightlands.

Joint Research in Partnership with University of Western Ontario:

On October 27, 2022, the Company announced that its joint research project in partnership with the University of Western Ontario ("Western") has been awarded $1.15 million in non-repayable funds by the National Sciences and Engineering Research Council ("NSERC") Alliance and Mitacs Accelerate Grants Program ("Mitacs").  Additionally, over the duration of the project, Aduro will contribute an additional amount of $382,500, for a total project budget of $1.53 million.

The technical objective of this research project is to evaluate the effects of intrinsic and extrinsic contaminants present in plastic feedstocks including food, organic waste, plasticizers, and fillers, under varying conditions to maximize output, quality, and yield. The project also aims to improve pre- and post-processing techniques. This supports the Aduro commercial objective of developing optimal strategies to minimize costs for pre-processing systems that sort and separate waste plastic feedstocks. The project is expected to advance and further augment the implementation of Hydrochemolytic technology for chemical recycling of mixed post-consumer industrial and consumer plastics. All intellectual property generated from the project, which includes know-how, right to protect with patents, and patents themselves, will be owned by Aduro. The project will employ up to 18 professionals all dedicated to Aduro commercialization efforts with Aduro communicating on a bi-weekly basis with the Western University team.

This project continues to advance with ongoing experiments supporting the refinement of feedstock preparation protocols; it remains active and is expected to be completed in calendar year 2026, consistent with its funding timeline.

Zeton:

On November 19, 2024, the Company announced that it has engaged Zeton Inc. ("Zeton") to lead the design and fabrication of its NGP Pilot plant. Zeton is a globally recognized leader in the design and fabrication of pilot plants, demonstration plants, and small-scale commercial units. With over 800 projects delivered across 45+ countries, the company brings significant expertise and scale to the industry.

Zeton has worked closely with Aduro to translate laboratory and bench-scale learnings into a modular system capable of supporting customer engagements and internal development at an increased scale. In parallel, Aduro undertook significant facility upgrades at its London, Ontario laboratory, to prepare for installation. These activities ensured that the laboratory infrastructure is aligned with the requirements of the new facility.

Zeton has advanced the fabrication and build phase of the NGP Pilot Plant on schedule under a coordinated plan with major workstreams progressing in parallel and the start of the commissioning program is expected to start in September 2025.

NexGen Polymers:

On March 13, 2025, the Company announced its MOU with NexGen Polymers ("NexGen"), a leading supplier and broker of virgin and recycled polymers with over 30 years of experience in polymer supply chain management, infrastructure, and logistics. NexGen specializes in securing, storing, and distributing polymer feedstocks through its extensive logistics network, which includes warehousing, rail, and truck infrastructure. The MOU details the proposed collaboration to develop a demonstration-scale HCT plant including securing feedstock supply, potential site selection, and plant operations to optimize data generation for the future development of configurable commercial solutions.

This engagement will apply NexGen expertise to support key operational requirements for the planned facility to demonstrate Aduro technology. The MOU and respective collaboration with NexGen align with Aduro strategic goals, ensuring its scaleup program is progressing efficiently by securing the long lead items necessary for the deployment of the demonstration plant concurrently with the buildout of its NGP plant. The MOU is comprised of three stage-gated phases. Phases two and three of the MOU are non-binding and outline a framework for the execution of a potential joint venture agreement including collaboration on the commissioning and operations of a demonstration plant. The technology, including any improvements or modifications made during the proposed joint venture, will be the sole and exclusive property of Aduro. Phase one is binding between Aduro and NexGen and outlines activities where the parties will collaborate on critical feasibility factors that lay the groundwork for the demonstration plant, including: feedstock brokerage services, site selection and preparation, site permitting and approvals, preliminary engineering, and business model development.

On August 14, 2025, the Company announced that feedstock preparation for its NGP pilot plant was underway, in collaboration with NexGen, to secure and qualify representative waste-plastic streams, catalyst, and other process inputs for its planned start-up and operations. This follows several months of work with NexGen to evaluate a range of potential waste plastic feedstocks to the Aduro NGP pilot plant.

Siemens Canada:

On May 1, 2025, the Company announced a strategic collaboration with Siemens Canada, a leader in industrial automation and digitalization, to supply advanced control systems and engineering services for the Company's NGP Pilot Plant. The role of Siemens is centered on the integration of advanced automation and control systems to ensure reliable operation of the facility and the generation of high-quality process data by providing automation and controls scope for the pilot plant being built by Zeton, to ensure seamless system integration and efficient commissioning.

Siemens remains actively engaged, with integration work underway in preparation for the start of commissioning in September 2025.

Delphi:

On May 21, 2025, the Company announced that it has engaged Delphi, a leading Canadian sustainability consultancy, to conduct a Life Cycle Assessment ("LCA") of the Company's Hydrochemolytic technology for waste plastic processing. The project will begin with a screening-level LCA focused on greenhouse gas ("GHG") emissions and energy use, associated with implementation of Hydrochemolytic technology. This assessment, based on pre-pilot-scale performance data and forward-looking design parameters, will follow ISO 14040 and 14044 frameworks to provide directional insights into the HCT environmental profile. Subsequent phases of the LCA, will incorporate operational data from the Company's Next Generation Process ("NGP") pilot plant, which is currently under construction. A final phase is anticipated to support a comparative LCA, benchmarking the Hydrochemolytic process against other chemical recycling approaches.

EQUITY FINANCINGS

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 834,178 units, at a price of $4.225 per unit for gross proceeds of $3,524,400. Each unit is comprised of one common share and one‐half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share at an exercise price of $5.20 per common share for a period of two years from the date the units are issued. If during the exercise period of the warrants, but after the resale restrictions on the shares have expired, the Company's shares trade at or above a closing price of $6.175 per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days, the Company may accelerate the expiry time of the Warrants by giving written notice to warrant holders by dissemination of a news release that the warrants will expire on the 30th day from the date of providing such notice. The Company paid cash finder's fee of $144,054 and issued 22,789 finder's warrants to certain finders in connection with the Offering. Each finder warrant is exercisable into one share at a price of $5.20 per common share for a period of two years after the closing date.

On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US $4.25 per common share for gross proceeds of US$ 4,000,002. In addition, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On December 3, 2024, the Company closed a partial exercise of over-allotment option of 100,000 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$425,000. In addition, the Company issued 5,000 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On December 11, 2024, the Company closed a partial exercise of over-allotment option of 22,470 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$95,478. In addition, the Company issued 1,123 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On June 11, 2025, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 947,868 common shares, together with accompanying warrants to purchase 473,934 common shares. The combined public offering price per common share and accompanying half warrant was US$8.44. The Company received gross proceeds of approximately US$8 million, before deducting underwriting discounts and offering expenses. The common shares were sold in combination with an accompanying half warrant (with each whole warrant being exercisable into one common share of the Company). Each whole warrant has an exercise price of US$10.13 per share and are exercisable immediately and will expire three years from the date of issuance. In addition, the Company has granted the underwriters a 45-day over-allotment option to purchase up to an additional 142,180 common shares and/or warrants to purchase an additional 71,090 common shares.

On June 20, 2025, the Company closed an underwriters over-allotment option of 142,180 common shares and warrants to purchase an additional 71,090 common shares, for total gross proceeds of approximately US$1.2 million pursuant to D. Boral Capital LLC's full exercise of its underwriter's over-allotment option in connection with the Company's previously announced underwritten U.S. public offering of common shares and accompanying warrants to purchase common shares. Each whole warrant has an exercise price of US$10.13 per share and are exercisable immediately and will expire three years from the date of issuance.

BUSINESS OVERVIEW AND DESCRIPTION

The Company was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act (British Columbia). On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT". On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re‐listed under the symbol "ACT". On November 7, 2024, the Company's common shares commenced trading on the Nasdaq Capital Market under the ticker symbol "ADUR" and on July 28, 2021, on the Frankfurt Exchange in Germany under the symbol "9D50". The Company's primary activity is as a holding company and its only holding is the investment in Aduro.

Aduro is an early-stage, Ontario-based clean technology company that has developed a highly versatile chemical technology platform featuring three water-based applications: Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Bitumen Upgrading ("HBU"), and Hydrochemolytic Renewables Upgrading ("HRU"). As of today, the Company owns through acquisition and development, ten patents, seven granted and three pending.

The future Aduro business model is based principally on licensing, royalties, and research and development. However, the Company is still investigating alternative business models that may better fit the fast-changing and dynamic market in which it finds itself and its future commercial operations. Monetization of the Aduro Clean Technologies chemical technology platform through a licensing model reduces the Company's need for capital while enabling a pathway to commercialization that management of the Company believes is relatively straightforward, timely, and capital-efficient.

Aduro is developing customer relationships by means of demonstration projects. Management believes the effectiveness of this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are developing long term customer and partner relationships, a better understanding of geographical territories behaviors and characteristics and the potential impact of the technology from an environmental, social, and governance (ESG) criteria. Additional benefits are in gaining direct market information and guidelines that helps the Company shape its value proposition and tailor its offering to be most competitive in the market.

In addition to commercial relationships, partnering with organizations such as research partners enable the Company to leverage its capital to expand relationships and projects while advancing the Company's commercialization interests.

For Aduro founder, Ofer Vicus, Chief Executive Officer ("CEO"), and Marcus Trygstad, Principal Scientist, the impetus for the formation of Aduro was the vision to develop hydrothermal upgrading technology ("HTU") for upgrading heavy oils. But through scientific research & development efforts, the Company discovered that certain principles of HTU could be applied beneficially in the seemingly unrelated fields of plastic and tire rubber upcycling and renewable oil upgrading. This ultimately led to the discovery of the more powerful and versatile Hydrochemolytic technology, HCT, that overcomes severe limitations of HTU and related approaches practiced by others. As the key element of the Aduro technology platform and the basis for the Company's commercialization thrust into plastics upcycling and bitumen upgrading, HCT and its application represent essential "Intellectual Property" in the form of proprietary know-how and ten patents (seven granted and three pending).

The purpose of the Aduro technology platform is to enable commercialization solutions that transform lower-value feedstocks into useful, higher-value chemical feedstocks and fuels. Such solutions offer the possibility for stand-alone implementation, but management believes their greatest economic relevance and impact will be achieved through integration into thermal operation infrastructure at existing plants. Accordingly, Aduro aims to create strategic partnerships to demonstrate and implement the technology through licensing arrangements.

A key strength of the Company's approach is technology versatility that may confer both economic and operational flexibility to minimize implementation risks and costs and maximize implementation speed while adapting to a given customer's specific needs. The following are examples of specific applications, under consideration or being pursued, which illustrate the technology's adaptability:

1) Plastics Upcycling. This application converts plastic waste into feedstocks for producing new plastics or hydrocarbon fuels. Possible implementations may include at (a) existing oil refineries for mass processing of waste plastic and tire rubber into petroleum streams; and (b) small and large waste disposal sites for direct production of fuels and high-value chemical feedstocks, thereby also avoiding the negative impact of transportation emissions and reducing the footprint of the landfill in an advanced material processing ecosystem; and  (c) manufacturers of plastic products interested in avoiding disposing of volumes of waste cuts into the waste streams.

2) Bitumen Upgrading. Principally directed toward upstream bitumen production operations in Alberta but also may be applied in the 128 petroleum refineries in North America (or the 280 refineries globally) to enhance yields from the bottom-of-the-barrel bitumen output from vacuum distillation units.

3) Upgrading of Corn Distillers Oil. A byproduct from ethanol production, this and other renewable oils may be converted to renewable diesel feedstocks by the application of HCT to produce an intermediate feedstock and the subsequent conversion of the latter by thermocatalytic deoxygenation ("TCD"), also developed and patented by Aduro. Besides integration into the backend of plants that produced ethanol from corn, this process may be applied to renewable oils from crushed oil seed operations, beef and poultry processing plants. It also may be integrated with existing biodiesel plants to produce renewable feedstocks for diesel and other specialty chemicals.

Aduro has completed a larger laboratory facility in London, Ontario. The 4000 sq. ft. site is used to support the advancement of the Company's commercialization efforts including the CEP, technology demonstration to potential customers, and research and development of new technologies to expand the Aduro technology platform.

TECHNOLOGY DESCRIPTION

The Aduro mission is to develop and commercialize technologies based on its novel, patent-protected, versatile chemical technology platform that enables the transformation of lower-value feedstocks into higher-value chemicals and fuels. In doing so, the Company believes it addresses important and pressing issues faced by the global community. Originally conceived to radically enhance aspects of petroleum processing, the patent protected technology is based on leveraging unique properties of water to achieve two important outcomes. First is the transformation of intractable post-consumer plastics and tire rubber, as well as renewable oils and bitumen, into manageable liquid intermediates. Then follows their stabilization by the generation of a latent form of hydrogen derived from cheap, non-petroleum sources such as biomass ("H-source"). This second step performs the function of decades-old processes that rely on fossil-fuel-derived molecular hydrogen applied at elevated temperatures and pressure in the presence of expensive catalysts. By contrast, HCT activates the renewable H-source under significantly milder conditions without the requirement for such catalysts.

To the Company's knowledge, Aduro HCT demonstrates superior efficiency compared to current approaches designed to process petroleum feedstocks, designed to operate effectively at relatively low temperatures. Based on the Company's research, this design may contribute to improved product quality, energy efficiency, and a reduced environmental footprint when compared to current approaches such as pyrolysis, Hydrothermal Liquefication "Liquefaction (HTL"), or gasification. The technology's modular configuration supports both standalone distributed deployment in remote locations and integration with existing infrastructure - including biodiesel/ethanol plants, waste processing facilities, and petrochemical operations. Current findings further suggest that the Company's technology also offers the possibility for partial upgrading of crude oil upgrading through methods that are cleaner and more sustainable than conventional blending or partial upgrading techniques.

The Aduro chemical recycling technology platform, rather than being single-purpose may be refined and implemented in ways that potentially may lead to a reduced operational and environmental footprint across a range of applications. Equally important, the Company believes that it also reduces the environmental impact associated with certain petroleum production and processing, landfilling, waste incineration and gasification processes.

The core Hydrochemolytic technology developed by the Company's team of experienced scientists and engineers demonstrates high versatility. Through their ingenuity and knowledge, they have enhanced and tuned it to address problems in three important techno-commercial sectors.

1. Hydrochemolytic Plastics Upcycling

The Aduro patented Hydrochemolytic Technology can process a wider range of waste plastics that would otherwise end up in landfills or be incinerated. The application of HCT to waste polyethylene (PE) and polypropylene (PP) offers the possibility to generate high-quality feed for naphtha crackers that produce starting materials for platform chemicals and more plastics like PE and PP. Polystyrene (PS), which is problematic for some chemical recycling technologies, also can be converted to valuable chemicals that include the starting material used to make PS. All of this reduces the demand for plastics produced from petroleum and carbon emissions from incineration of plastics. A significant portion of plastic waste, such as mixed plastic waste and contaminated packaging films, cannot be recycled mechanically and is either incinerated or discarded in the environment. The Aduro regenerative chemical recycling technology picks up where mechanical recycling leaves off: it can convert difficult-to-recycle plastic waste into useful platform chemicals, feedstocks for the production of more plastics in a circular regime, and transportation fuels.

2. Hydrochemolytic Bitumen Upgrading

Aduro Hydrochemolytic Technology also improves the quality and value of bitumen to greatly reduce the requirement for diluent so that producers can increase their profitability. The relatively low operating temperatures reduce energy requirement and associated carbon emissions, keeping them out of the atmosphere. HCT efficiently deconstructs the heavy components into lighter molecules. It does so without relying on the common technique of cracking at elevated temperatures, nor is it a hydrothermal approach or one that uses supercritical water. Instead, HCT involves chemical conversion: it works with water at lower temperatures through chemical reactions that selectively cut components like heavy asphaltenes into smaller pieces and then stabilizes them. This lowers viscosity and density of the feedstock bitumen to reduce or eliminate the requirement for dilution. Beyond that, HCT-upgraded bitumen also has lower values for sulfur, metals, and acid number. Metals recovered through HCT-based upgrading, which include nickel and vanadium, potentially may generate additional revenue as high-value commodities for diverse applications including power-grid energy storage batteries.

3. Hydrochemolytic Renewables Upgrading

Unlocking the hydrocarbon content of seeds or fruit of plants offers the possibility to reduce the demand for "below surface" crude oil (petroleum). But that is not easy because of the way nature binds up oxygen in renewable oils, in oil seeds such as canola and jatropha, and in soy and castor beans. Removing that oxygen is necessary to maximize the usefulness of renewable oils as feedstocks for chemicals and fuels. The challenge is to do quickly what happened in the geological time frames that eliminated oxygen from petroleum. Chemical reactions that selectively eliminate oxygen from renewable oils produce high purity hydrocarbons that can serve as feedstocks for fuels and chemicals normally produced from petroleum. The process can be configured for stand-alone operations or integrated with existing biofuel operations to increase their efficiency.

SELECTED FINANCIAL INFORMATION

The Company prepares its financial statements in accordance with IFRS, and the fiscal year end of the Company is May 31.

The financial information and key performance indicators referenced below are used by the Company's management and directors in evaluating the performance of the Company and assessing the business. These indicators, IFRS and the Non-IFRS Financial Measures are typically used by similar companies operating in this technology industry.

FINANCIAL POSITION AND OPERATIONS

The following should be read in conjunction with the Company's financial statements for the year ended May 31, 2025, for a comprehensive overview and understanding of the financial position and operations of the Company.

The following table presents selected financial information of operations for the three months and year ended May 31, 2025, and 2024.

	Three months ended May 31, 2025	Three months ended May 31, 2024	Year ended May 31, 2025	Year ended May 31, 2024

Revenue	$74,670	$102,250	$231,212	$337,516
Research and development	1,077,922	773,829	3,569,727	2,681,947
Other operating expenses	1,828,238	941,985	5,363,823	3,610,488
Share-based compensation expense	691,594	178,655	3,235,588	1,479,430
Other items - loss/(gain)	-	-	(13,052)	2,512
Change in fair value of derivative financial liability	193,690	-	220,916	-
Net loss and comprehensive loss	$(3,716,774)	$(1,792,219)	$(12,145,790)	$(7,436,861)

In the Financial Statements, the above selected financial information of operations are classified based on function and the share-based compensation amount is included in research and development and general and administrative.

As the Company is an early-stage business, it has a limited history of operations and as expected has not generated significant revenue. The revenue of $74,670 and $231,212 for the three-month period and year ended May 31, 2025, respectively, related to revenue earned following the completion of services pursuant to customer engagement programs for execution of a proof of concept and evaluation of the Company's HPU technology. This revenue is not recurring and is driven by the amount of technical evaluation work that is conducted during a specific period. Progress made on customer engagement programs and the respective revenue recorded depends on multiple factors including balancing internal resource allocation between the technology scaleup and commercialization program and the ongoing experimentation and analysis program. The Company's ability to generate future revenue depends on the ability to attract and retain adopters and users of its technology. The Company's current financial position is reflective of an early-stage business in the process of raising capital for product research and development, business development, advisory, promotions, and operations.

The Company has granted options to purchase common shares of the Company to various employees, officers, directors and advisors of the Company. An expense of $691,594 and $3,235,588 for the three-month period and year ended May 31, 2025, respectively, were recognized to reflect the vesting schedule of these options.

For the three-month period ended May 31, 2025, the Company's operating expenses were $2,906,160 of which $1,077,922 was for research and development, $1,428,289 for general and administrative expenses, $140,224 for depreciation and amortization, $3,489 for finance and interest costs, and $256,236 for foreign exchange expense. For the three-month period ended May 31, 2024, the Company's operating expenses were $1,715,814 of which $773,829 was for research and development, $810,500 for general and administrative expenses, $123,895 for depreciation and amortization, $3,931 for finance and interest costs, and $3,659 for foreign exchange expense.

Depreciation and amortization increased to $140,224 for the three-month period ended May 31, 2025, from $123,895 for the three-month period ended May 31, 2024, driven by a 41% increase in property and equipment over the past year.

General and administrative expenses were $1,428,289 for the three-month period ended May 31, 2025, compared to $810,500 for the three-month period ended May 31, 2024. The growth was primarily driven by office and general amounting to $266,157 due to increased insurance costs related to the Company's Nasdaq listing, higher recruitment fees and greater website and business development expenditure. Salaries and related costs grew by $150,105 due to addition of finance personnel in January 2025, increased spend related to employee benefits and payroll taxes and an increase in CEO compensation and bonus. Investor relations and communication costs also climbed by $111,358, largely from engaging KCSA for investor relations services starting July 2024, though this was partially offset by reduced expenses after discontinuing services from Arrowhead in July 2024. Additionally, professional fees increased by $19,800 due to additional legal and consulting fees incurred, conference costs increased by $25,276, transfer agent and filing fees increased by $30,921 due to expenses associated with Company's Nasdaq listing and increased capital market transactions. Travel expenses also increased by $19,497, while all other minor expenses saw a net decrease of $5,325.

Research and development expenses increased to $1,077,922 for the three-month period ended May 31, 2025, from $773,829 for the three-month period ended May 31, 2024, driven primarily by $241,897 in higher salary and related costs due to addition of four personnel across Operations and Research and Development teams, coupled with merit-based salary adjustments for eight employees throughout the 12-month period ended May 31, 2025 and an increase in CEO compensation and bonus. Project related costs increased by $112,556 primarily driven by higher subcontractor services and increased laboratory spend. This was offset by payments to research partners which decreased by $9,563, and professional fees related to patent development which decreased by $40,797 due to decrease in patent filings and protection costs.

For the year ended May 31, 2025, the Company's operating expenses were $8,933,550 of which $3,569,727 was for research and development, $4,747,421 for general and administrative expenses, $536,302 for depreciation and amortization, $12,321 for finance and interest costs, and $67,779 for foreign exchange expense. For the year ended May 31, 2024, the Company's operating expenses were $6,292,435 of which $2,681,947 was for research and development, $3,155,845 for general and administrative expenses, $431,153 for depreciation and amortization, $13,299 for finance and interest costs, and $10,191 for foreign exchange expense.

Depreciation and amortization increased to $536,302 for the year-ended May 31, 2025, from $431,153 for the year ended May 31, 2024, driven by a 41% increase in property and equipment over the past year. Additionally, finance costs decreased to $12,321 for the year ended May 31, 2025, compared to $13,299 for the year ended May 31, 2024, with the decrease due to the BDC loan which was fully paid in May 2024 partially offset by higher lease finance charges from amendment of lease.

General and administrative expenses were $ 4,747,421 for the year ended May 31, 2025, compared to $3,155,845 for the year ended May 31, 2024 reflecting a net increase of $ 1,591,576. Salaries and related expenses rose by $340,307 due to hiring of a finance employee in January 2025, CEO bonus paid in April 2025, increase in CEO compensation starting December 2024, higher payroll costs from Netherlands entity on account of CRO joining in September 2023, and greater spend on employee benefits and payroll taxes. Investor relations and communication costs rose by $187,961, mainly due to the engagement of KCSA for investor relations services starting July 2024 and additional media and marketing expenses, partially offset by one-time corporate video creation costs in prior year. Office and general expenses rose by $597,757, mainly driven by higher insurance costs following the Company's Nasdaq listing, along with increased website and recruitment expenses. Transfer agent and filing fees increased by $214,947, largely due to Nasdaq application and listing costs in November 2024, along with increased capital market transactions. Professional fees grew by $173,379 due to higher accounting, audit, and legal fees tied to increased corporate activity. Additionally, travel expenses rose by $109,052, reflecting expanded corporate operations and associated travel needs. These increases were outweighed by decrease in conference expenses by $ 22,379, automobile expenses by $6,194 and bank charges by $3,614.

Research and development expenses increased to $3,569,727 for the year ended May 31, 2025 from $2,681,947 for year ended May 31, 2024 reflecting a net increase of $887,780. Increase of $630,841 is from Salary and related costs driven primarily by addition of four personnel across Operations and Research and Development teams, merit-based salary adjustments for nine employees throughout the 12-month period ended May 31, 2025, increase in CEO compensation starting December 2025 and CEO bonus paid in April 2025. Project related costs increased by $182,558 driven by increased laboratory and sub-contractor costs. Payments to research partners rose by $26,937 driven by increased activity with the university of Western Ontario on joint research initiatives, professional fees related to patent development increased by $47,444 due to increased patent filings and protection. These increases reflect the Company's amplified R&D activity during the period in line with its focus on commissioning the Company's NGP pilot plant for end-of-life plastic in calendar year 2025.

The summary of the quarterly financial results for the available periods are included in the table below.

	May 31, 2025 $	February 28, 2025 $	November 30, 2024 $	August 31, 2024 $	May 31, 2024 $	February 29, 2024 $	November 30, 2023 $	August 31, 2023 $
Revenues	74,670	63,399	38,143	55,000	102,250	103,628	73,093	58,545
Loss attributable to owners	(3,716,774)	(2,851,772)	(3,114,712)	(2,462,532)	(1,792,219)	(1,996,862)	(2,077,458)	(1,570,322)
Loss per share basis	(0.127)	(0.100)	(0.113)	(0.105)	(0.083)	(0.098)	(0.105)	(0.080)

The quarterly results are reflective of an early-stage business in the process of raising capital for product research and development, business development, advisory, promotions, and operations.

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2025, the Company's capital resources were $11,792,377 made up as follows:

Share capital	$38,114,675
Warrant reserve	453,278
Contributed surplus	8,266,290
Accumulated deficit	(35,041,866)
Total capital resources	$11,792,377

During the year ended May 31, 2025, the Company generated $6,031,476 in cash proceeds from the exercise of 272,228 February 2021 Share Warrants at an exercise price of $1.625, 313,334 April 2021 Share Warrants at an exercise price of $1.625, 338,590 July 2022 Share Warrants at an exercise price of $3.25, 589,935 April 2023 Share Warrants at an exercise price of $4.225, 38,976 April 2023 Finder Warrants at an exercise price of $4.225, 92,308 June 2024 Share Warrants at an exercise price of $5.20, 1,912 June 2024 Finder Warrants at an exercise price of $5.20, 69,500 options at an exercise price of $2.1125, 37,692 options at an exercise price of $2.34, 13,154 options at an exercise price of $3.25, 23,798 at an exercise price of $3.5424, 20,615 options at an exercise price of $4.843, 1,619 options at an exercise price of $6.50, and 40,000 options were exercised at an exercise price of $9.00. Additionally, on June 17, 2024, the Company completed a non-brokered private placement pursuant to which it issued an aggregate of 834,178 units at a price of $4.225 for net proceeds of $3,348,844. On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$ 4,000,002. In addition, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability. Additionally, on December 3, 2024, the Company closed a partial exercise of over-allotment option of 100,000 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$425,000. In addition, the Company issued 5,000 warrants, for a five-year period, with an exercise price of US$4.675 which resulted in the recognition of a derivative financial liability. Additionally, on December 11, 2024, the Company closed a partial exercise of over-allotment option of 22,470 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$95,498. In addition, the Company issued 1,123 warrants, for a five-year period, with an exercise price of US$4.675 which resulted in the recognition of a derivative financial liability.

During the year ended May 31, 2024, the Company generated cash of $5,345,848 from capital raised from the exercise of 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of  $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 69,231 options were exercised at an exercise price of $2.438, 23,077 options were exercised at an exercise price of $3.413, 23,077 options were exercised at a price of $2.113, 13,538 options were exercised at an exercise price of $2.34, 13,385 options were exercised at an exercise price of $3.25, 46,154 options were exercised at an exercise price of $2.275, and 46,154 granted Restricted Share Units vested.

Subsequent to May 31, 2025, 47,004 shareholder warrants were exercised at an exercise price of $5.20, 146,444 options were exercised at an exercise price of $2.1125, 21,000 options were exercised at an exercise price of $2.34, 48,616 options were exercised at an exercise price of $3.25, 9,000 options were exercised at an exercise price of $3.5425, and 6,885 options were exercised at an exercise price of $6.50, for total proceeds of $837,561. Additionally, 50,119 November 2024 Share Warrants were exercised on a cashless basis resulting in the issuance of 24,742 common shares and the cancelation of 25,377 warrants.

The continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. The Company intends to continue to raise equity financing in order to execute its business plan, maintain a strong capital base; and safeguard the Company's ability to continue as a going concern, such that it can in the future provide returns for shareholders and benefits for other stakeholders.

WORKING CAPITAL

The following table presents selected financial information of the Company's working capital as at May 31, 2025 and May 31, 2024:

	May 31, 2025	May 31, 2024
Cash and cash equivalents	$6,957,846	$2,814,576
Deposits and prepaid expenses	1,161,722	341,244
Trade and other receivables	304,424	328,277
Deferred transaction costs	137,051	218,480
Trade payable and other current liabilities	(468,037)	(461,947)
Lease liability - current portion	(60,621)	(40,356)
Working Capital	$8,032,385	$3,200,274

The Company defines working capital as current assets less current liabilities and the working capital balance as at May 31, 2025 was $8,032,385 compared to $3,200,274 as at May 31, 2024. Working capital has increased by $4,832,111 due to $3,348,844 of cash generated from a non-brokered private placement completed on June 17, 2024, $4,474,234 of cash generated from the U.S. public offering on November 8, 2024, $549,590 of cash generated from partial exercise of over allotment option on December 3, 2024, $124,354 of cash generated from partial exercise of over allotment option on December 11, 2024, and by the issue of common shares from the exercise of warrants and options during the year ended May 31, 2025 generating gross proceeds of $6,031,476, offset by $8,983,851 of cash used in operating activities and $1,440,659 used in the acquisition of new research and laboratory equipment and leasehold improvements related to the new laboratory facilities in London Ontario during the year ended May 31, 2025.

As at May 31, 2025, the maturity of the Company's obligations are as follows:

		Due prior to
	Amount	2026	2027	2028
	$	$	$	$
Trade payables and other current liabilities	468,037	468,037	-	-

Lease liability	170,953	60,621	66,829	43,503
Total expected maturities	638,990	528,658	66,829	43,503

The Company does not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses and operating expenses associated with supporting these activities. It is expected that negative cash flow from operations will continue until such time, if ever, that the Company achieve the necessary conditions for regulatory approval and as a result commercialize any of its products under development and/or obtains revenue from any such products or services that exceeds the Company's expenses.

Subsequent to May 31, 2025 the Company completed a non-brokered private placement pursuant to which it has issued 947,868 common shares, together with accompanying warrants to purchase 473,934 common shares. The combined public offering price per common share and accompanying half warrant was US$8.44. The Company received gross proceeds of approximately US$8 million, before deducting underwriting discounts and offering expenses.

Based upon the available cash and cash equivalents balance of $6,957,846 as at May 31, 2025, the Company believes it has sufficient working capital to meet its obligations for the next twelve months.

SUMMARY OF OUTSTANDING SHARE DATA

As at the date of the MD&A, the following table shows the number of issued and outstanding common shares and exercisable securities:

	Exercise price	Expiry date	Number of securities
Common shares			31,041,917
Share purchase warrants	$ 5.200	June 17, 2026	277,793
Share purchase warrants	$ 5.200	June 17, 2026	20,876
Share purchase warrants	US $ 4.6750	November 7, 2029	3,062
Share purchase warrants	US $ 10.13	June 10, 2028	545,024
Stock options	Average exercise price of $ 6.0159	Various dates up to June 20, 2032	3,834,778
Total outstanding			35,723,450

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future adverse effect on its financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

SUBSEQUENT EVENTS

Underwritten U.S. Public Offering

On June 11, 2025, the Company closed its underwritten U.S. public offering of 947,868 common shares, together with accompanying warrants to purchase 473,934 common shares. The combined public offering price per common share and accompanying half warrant was US$8.44. The Company received gross proceeds of approximately US$8 million, before deducting underwriting discounts and offering expenses. Each whole warrant has an exercise price of US$10.13 per share and are exercisable immediately and will expire three years from the date of issuance.

On June 20, 2025, the Company closed an underwriters over-allotment option of 142,180 common shares and warrants to purchase an additional 71,090 common shares, for total gross proceeds of approximately US$1.2 million, pursuant to the underwriter's full exercise of its over-allotment option in connection with the Company's underwritten U.S. public offering. Each whole warrant has an exercise price of US$10.13 per share and are exercisable immediately and will expire three years from the date of issuance.

Grant of Stock Options and RSUs

On July 3, 2025, the Company granted an aggregate of 743,500 stock options to purchase up to 743,500 common shares of the Company to certain directors, officers, employees and consultants of the Company in accordance with the Company's Omnibus equity incentive plan. The options are exercisable for a period of 5 years from the date of grant at a price of $13.50 per common share. The options will vest on a monthly basis over a period of two years from the date of the grant.

In addition, the Company granted 100,000 restricted share units of the Company to a consultant of the Company. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The RSUs will vest in three tranches, with the 35,000 RSUs vesting immediately upon the date of grant, 35,000 RSUs vesting on the date which is 6 months following the date of grant, and 30,000 RSUs vesting on the date which is 12 months following the date of grant. All 743,500 of the options, 100,000 of the RSUs, and the common shares underlying such options and RSUs are subject to a hold period of four months and one day from the date of issuance.

Exercise of options and warrants

Subsequent to May 31, 2025, 47,004 shareholder warrants were exercised at an exercise price of $5.20, 146,444 options were exercised at an exercise price of $2.1125, 21,000 options were exercised at an exercise price of $2.34, 48,616 options were exercised at an exercise price of $3.25, 9,000 options were exercised at an exercise price of $3.5425, and 6,885 options were exercised at an exercise price of $6.50, for total proceeds of $837,561. Additionally, 50,119 November 2024 Share Warrants were exercised on a cashless basis resulting in the issuance of 24,742 common shares and the cancelation of 25,377 warrants.

TRANSACTIONS BETWEEN RELATED PARTIES

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the three months and year ended May 31, 2025 and 2024 compensation of key management personnel was as follows:

	Three months ended May 31, 2025 $	Three months ended May 31, 2024 $	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Salary and related costs	503,060	173,917	1,054,465	632,627
Professional fees	86,000	120,001	378,001	505,337
Share-based compensation expense	174,628	262,825	1,079,812	766,132
	763,688	556,743	2,512,278	1,904,096

As at May 31, 2025 and May 31, 2024, due to related parties was comprised of the following:

	May 31, 2025 $	May 31, 2024 $
Due to key management personnel	34,668	75,939

Due from key management personnel	77,353	78,853

The amount due from key management personnel are due from the Company's Chief Executive Officer and are unsecured, non-interest bearing and have no specific terms of repayment.

The amount due to key management personnel relate to salaries and related costs incurred prior to May 31, 2025, and paid after May 31, 2025.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments are exposed to a variety of financial risks, which periodically include credit risk, liquidity risk, foreign exchange risk and interest rate risk which could impact the results of operations and financial position. The financial instruments and the financial risk management of these financial instruments of the Company are described in Note 19 of the audited financial statements for the year ended May 31, 2025.

The Company has exposure to credit risk, liquidity risk, market risk, foreign exchange rate risk, interest rate risk, and inflation risk. The board of directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed. The significant financial risk management policies of the Company are described in the audited financial statements for the year ended May 31, 2025.

CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

The preparation of financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates used by the Company are described in Note 4 in the audited financial statements for the year ended May 31, 2025. These critical judgments, estimates and assumptions in applying the Company's accounting policies could result in a material effect on actual results and in the next financial year on carrying amounts of assets and liabilities.

NEW STANDARDS, AMENDMENTS, AND INTERPRETATIONS ADOPTED AND UNADOPTED

There are no new interpretations or amendments not yet adopted that the Company expects will have a material impact on the consolidated financial statements.

RISK FACTORS

There are several risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company's operating and financial performance to differ materially from the estimates described in the forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the clean technology industry. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company.

This section describes risk factors identified as being potentially significant to the Company. Additional risk factors may be included in other documents previously disclosed by the Company.

In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of the Company's securities, existing business activities, financial condition, results of operations, plans and prospects. An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.

In addition to the other information set forth elsewhere in this MD&A, the following risk factors should be carefully considered when considering risks related to Aduro business.

The Company is an early-stage technology business

The Company's strategy is to focus on developing its clean energy technology platform. The Company's technology platform is an early-stage technology platform developed to upgrade renewable oils, waste plastics, rubber, and Bitumen into higher value products. The Company has invested and continues to invest a significant portion of its resources into this segment and will need to raise additional financing to pursue its business strategy. As with other comparable early-stage technology businesses, the Company faces the risks of product and technology failure, unforeseen research and development delays, weak market acceptance, possible change in government regulatory and competition from new entrants. Realization of any of these risks could have a significant negative impact on the Company's anticipated future cash flows and its growth strategy.

Limited operating history and no assurance of profitability

The Company is a start-up business with a limited operating history and no established brand recognition. The Company will be subject to all the business risks and uncertainties associated with any new business enterprise, including the risks that it will not establish a market for its services, achieve its growth objectives or become profitable. The Company anticipates that it may take several years to achieve cash flow from operations. There can be no assurance that there will be demand for the Company's products or services or that the Company will ever become profitable.

Liquidity concerns and future financing requirements

The Company is in the development phase and has not generated any substantial revenue. It will likely operate at a loss until its business becomes established and will require additional financing to fund future development of its technology and operations. The Company's ability to secure any required financing to sustain its operations will depend in part upon prevailing capital market conditions, as well as the Company's business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to it. If additional financing is raised by issuing common shares from treasury, control of the Company may change, and shareholders will suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may be required to scale back its business plan or cease operating.

Operational risks

The Company will be affected by several operational risks against which it may not be adequately insured or for which insurance is not available, including pandemics such as COVID-19; catastrophic accidents; fires; changes in the regulatory environment; impact of non-compliance with laws and regulations; labor disputes; natural phenomena such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company's premises, personal injury or death, environmental damage, resulting in adverse impacts on the Company's operations, costs, monetary losses, potential legal liability and future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which it cannot insure or which it may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Technology risk

The Company's products and services are dependent upon advanced developments in its technologies which are susceptible to the impact of rapid technological change. There can be no assurance that the Company's products and services will not be seriously affected by, or become obsolete as a result of, such technological changes. Further, some of the Company's services are currently under development and there can be no assurance that these development efforts will result in a viable product or service as conceived by the Company or at all.

Competition

The clean energy technology industry is highly competitive, and the Company competes with a substantial number of companies that have greater financial, technical and marketing resources. As such, the Company is exposed to competition which could lead to loss of contracts or reduced margins and could have an adverse effect on the Company's business.

The Company's competitors may offer better solutions or value to the Company's prospective customers or substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company in the markets in which it operates will not have a material adverse effect on the Company's business. If the Company's competitors are successful in offering better pricing, service or products than the Company, this could render the Company's product and services offerings less desirable to merchant customers, resulting in the loss of merchant customers or a reduction in the price it could earn for its offerings.

Dependence on personnel

The Company's future success depends substantially on the continued services of its executive officers and its key development personnel. If one or more of its executive officers or key development personnel were unable to or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose know-how, key professionals and staff members.

Commodity prices

The potential profitability of the Company's operations will be significantly affected by changes in the market price of various renewable fuels and other commodity prices. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in renewable fuel and other commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of diesel fuel has fluctuated widely in recent years, and future significant price declines could cause continued commercial production to be impracticable. Depending on the price of diesel fuels, potential cash flow from future operations may not be sufficient. Market fluctuations and the price of renewable fuels may render refining uneconomical. Short-term operating factors relating to the production of renewable fuels, such as the increased feedstock costs or drop in renewable fuel prices, could cause a proposed refining operation to be unprofitable in any particular period.

Volatility of common share price

The Company's common shares are listed for trading on the CSE. As such, factors such as announcements of quarterly variations in operating results, revenues, costs and market conditions in the clean energy technology industry may have a significant impact on the market price of the Company's common shares. Global stock markets, including the CSE, have from time-to-time experienced extreme price and volume fluctuations that have often been unrelated to the operations of particular companies. The same applies to companies in the technology and marketing sectors. There can be no assurance that an active or liquid market will develop or be sustained for the Company's common shares.

Dividends

The Company has not paid dividends to its shareholders in the past and does not anticipate paying dividends in the foreseeable future. The Company expects to retain its earnings, if any, to finance growth.

Failure to develop or market products or services

Given the highly competitive and rapidly evolving alternative energy technology environment the Company operates in, where the Company's products and services are subject to rapid technological change and evolving industry standards, it is important for the Company to constantly enhance its existing product offerings, as well as develop new product offerings to meet strategic opportunities as they evolve. The Company's ability to enhance its technologies, products, and services and to develop and introduce new innovative products and services to keep pace with technological developments and industry standards and the increasingly sophisticated needs of its clients and their customers will significantly affect its future success.

The Company's future success depends on its commercialization of the Company's technology, including its ability to design and produce new products and services, deliver enhancements to its existing products and services, accurately predict and anticipate evolving technology and respond to technological advances in its industry, and respond to its customers' shifting needs. While the Company anticipates that its research and development experience will allow it to explore additional business opportunities, there is no guarantee that those business opportunities will be realized. If the Company is unable to respond to technological changes, fails to or is delayed in developing products and services in a timely and cost-effective manner, the Company's products and services may become obsolete, which would negatively impact potential sales, profitability and the continued viability of the business.

Since developing new products and services in the alternative energy sector is very expensive, the Company may encounter delays when developing new technology solutions and services, and the investment in technology development may involve a long payback cycle. The Company's future plans include significant investment in technology solutions, research and development and related product opportunities. The failure to properly manage the expanding offering of products and services as well as the failure to develop and successfully market new products and services at favorable margins could have an adverse effect on the Company's business.

The reliability of the Company's technology will be critical to the success of the Company

The Company's reputation and ability to attract, retain and serve its customers are also dependent upon the reliable performance of its technology, products and services. The Company's technology is new, and as such it has no history on which the Company to build or rely. The Company may experience interruptions, outages and other performance problems related to its technology, products or services. Such disruptions may be due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints and inadequate design. A future rapid expansion of the Company's business could increase the risk of such disruptions. In some instances, the Company may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any errors, defects or security vulnerabilities discovered in the Company's offerings could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect the business, results of operations and financial condition of the Company.

If the Company is unable to protect its intellectual property rights, the Company's competitive position could be harmed, or the Company could be required to incur significant expenses to enforce its rights

The Company's ability to protect its intellectual property affects the success of the Company's business. The Company relies on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps the Company has taken to protect its proprietary rights may not be adequate to preclude misappropriation of the Company's proprietary information or infringement of its intellectual property rights, and the Company's ability to police such misappropriation or infringement is uncertain. The intellectual property rights granted to the Company, if any, may not provide it with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to the Company, whether now or in the future. There is no guarantee that such parties will abide by the terms of such agreements or that the Company will be able to adequately enforce its rights.

Conflicts of interest

Certain directors and officers of the Company also serve, or may serve in the future, as directors and/or officers of other companies, or have significant shareholdings in other technology companies, and consequently conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. There can be no assurance such conflicts of interests will be resolved to the benefit of the Company. However, any decision made by any of these directors and officers involving the Company must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which these directors may have a conflict of interest in accordance with, and subject to such other procedures and remedies as applicable, under the BCBCA and other applicable laws.

PROPOSED TRANSACTIONS

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

APPROVAL

The Board of Directors oversees management's responsibility for financial reporting and internal control systems. The Board of Directors of the Company has approved the financial statements, and the disclosure contained in this MD&A on August 27, 2025.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Company's Chief Executive Officer and Chief Financial Officer, in accordance with National Instrument 52-109 ("NI 52-109"), have both certified that they have reviewed the financial report and this MD&A (the "Filings") and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings. The Company's internal controls over financial reporting ("ICFR") are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's management is responsible for establishing and maintaining adequate ICFR for the Company.

Management, including the CEO and CFO, does not expect that the Company's ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation.

CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company's internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

OTHER REQUIREMENTS

Additional disclosure of the Company's material change reports, news releases and other information can be obtained on SEDARPLUS at www.sedarplus.com.